UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Moon River Studios, Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

5847D 109

(CUSIP Number)

J.M. Walker & Associates

7841 South Garfield Way

Centennial, CO 80122

(303) 850-7637

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 26, 2012

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13 D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [  ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment continuing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

   1.  Names of Reporting Persons.

       Jake Shapiro

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   2.  Check the Appropriate Box if a member of a Group

          (a)

          (b)X

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   3.   SEC USE ONLY

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   4.   Source of Funds

        PF

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   5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

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   6.   Citizenship or Place of Organization

        United States

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Number of     |  7.  Sole Voting Power  3,000,000 Common Shares

Shares        |  8.  Shared Voting Power

Beneficially  |  9.  Sole Dispositive Power

Owned by Each | 10.  Shared Dispositive Power

Reporting     |

Person With   |

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  11.  Aggregate Amount Beneficially Owned by Each Reporting Person

       3,000,000 Common Shares

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  12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

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  13.  Percent of Class Represented by Amount in Row (11)

       0.1%

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  14.  Type of Reporting Person

       IN

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ITEM 1. SECURITY AND ISSUER.

  This Schedule 13D relates to the common shares, par value $0.001 of Moon River Studios, Inc., a Nevada corporation.  The principal office of the Issuer is located at 135 Goshen Road Ext., Suite 205, Rincon, GA, 31326.

ITEM 2. IDENTITY AND BACKGROUND.

  This statement is filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended, by Jake Shapiro.  Mr. Shapiro is a natural person, and his principal occupation is Film Producer.  He has a business address of 135 Goshen Road Ext, Suite 205, Rincon, GA 31326.

  Mr. Shapiro has not, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

  Mr. Shapiro is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  On November 26, 2012, Mr. Shapiro received 3,000,000 common shares from Moon River Studios, Inc. in exchange for his membership interest in Kumaran Holding LLC.  The price per share was $0.50.

ITEM 4.  PURPOSE OF TRANSACTION.

  (a)  Mr. Shapiro is holding the shares of the Issuer for investment purposes.

  (h)  Mr. Shapiro is currently in the process of delisting the Issuer’s common shares from the OTCQB.

Mr. Shapiro has no other present intent to take any action that would result in:

  (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any subsidiary thereof;

  (c) a sale or transfer of a material amount of assets of the Issuer or any subsidiary thereof;

  (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

  (e) any material change in the present capitalization or dividend policy of the Issuer;

  (f) any other material change in the Issuer’s business or corporate structure;

  (g) changes in the Issuer’s charter, bylaws, or instruments corresponding thereto, or other actions which may impede the acquisition of control of the Issuer by any person;

  (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

  (j) any action similar to any of those enumerated above.

  Notwithstanding the foregoing, Mr. Shapiro will continue to review his investment in the Issuer and reserves the right to change his intentions with respect to any or all of such matters.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

  (a)  Mr. Shapiro beneficially owns 3,000,000 shares of the Issuer’s common stock, representing 0.1% of the class.

  (b) Mr. Shapiro has the sole power to vote and dispose of all shares of the Issuer’s common stock held by him.

  (c) No other transactions were effected in the Issuer’s common stock during the last sixty days.

  (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares beneficially owned by Mr. Shapiro.

  (e) At the time the shares were issued, Mr. Shapiro was the beneficial owner of more than five percent of the voting power of the outstanding capital stock of the Issuer.  As of January 22, 2014, Mr. Shapiro no longer holds more than 5% of the outstanding common stock of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

  None

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

  Not Applicable

SIGNATURES

After reasonable inquiry and the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 21, 2015

/s/Jake Shapiro

Jake Shapiro